CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,000,000	$116.20

Pricing supplement no. 1277 To prospectus dated November 7, 2014, prospectus supplement dated November 7, 2014 and product supplement no. 1a-I dated November 7, 2014	Pricing supplement to Product Supplement No. 1a-I Registration Statement No. 333-199966 Dated September 21, 2015; Rule 424(b)(2)

Callable Step-Up Fixed Rate Notes due September 23, 2035 $1,000,000

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	These notes are designed for an investor who seeks a fixed income investment, where the interest rate increases over time as described under "Interest Rate" below, but is also willing to accept the risk that the notes will be called prior to the Maturity Date.
•	Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth below because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the Interest Rate on the notes does not step up significantly until later in the term of the notes. See "Selected Risk Considerations" in this pricing supplement.
•	These notes have a long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See "Selected Risk Considerations" in this pricing supplement.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes priced on September 21, 2015 and are expected to settle on or about September 23, 2015.

Key Terms

Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest; provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On March 23rd and September 23rd of each year, beginning on September 23, 2022 and ending on the Maturity Date (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 x Interest Rate x Day Count Fraction.

Interest Period:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Date:	Interest on the notes will be payable in arrears on March 23rd and September 23rd of each year, beginning on March 23, 2016 to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	For the applicable Interest Period, the Interest Rate on your notes will be equal to:
From (and including)	To (but excluding)	Interest Rate
September 23, 2015	September 23, 2025	4.00% per annum
September 23, 2025	September 23, 2029	4.25% per annum
September 23, 2029	September 23, 2032	4.50% per annum
September 23, 2032	September 23, 2033	5.00% per annum
September 23, 2033	September 23, 2034	6.00% per annum
September 23, 2034	September 23, 2035	7.00% per annum
The dates above refer to originally scheduled Interest Payment Dates.
Pricing Date:	September 21, 2015
Original Issue Date (settlement date):	On or about September 23, 2015, subject to the Business Day Convention.
Maturity Date:	September 23, 2035, subject to the Business Day Convention.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48125UY89

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-18 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)	Fees and Commissions(1)(2)	Proceeds to Issuer
Per note	$1,000	$20.00	$980.00
Total	$1,000,000	$20,000.00	$980,000.00

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $20.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-60 of the accompanying product supplement no. 1a-I.

The notes are not bank deposits, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and are not the obligations of, or guaranteed by, a bank.

September 21, 2015

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 7, 2014, as supplemented by the prospectus supplement dated November 7, 2014 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1a-I dated November 7, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 16, 2015, and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008402/e61380_424b2.htm
•	Prospectus supplement and prospectus, each dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — We will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date at the applicable Interest Rate. Interest, if any, will be paid in arrears on each Interest Payment Date, to the holders of record at the close of business on the Business Day immediately preceding the applicable Interest Payment Date. The interest payments will be based on the Interest Rate listed on the cover of this pricing supplement. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Redemption Date.
•	TREATED AS FIXED RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement for a detailed discussion of the U.S. federal income tax consequences of the acquisition, ownership and disposition of a note and consult your tax adviser concerning your particular circumstances. Subject to the limitations described therein, the notes will be treated for U.S. federal income tax purposes as “fixed rate debt instruments.” Accordingly, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. As discussed in the section entitled “Material U.S. Federal Income Tax Consequences – Tax Treatment of Indebtedness – Notes Subject to Call or Put Options”, we will be deemed to redeem the notes on each Redemption Date in a manner that minimizes their yield. Notwithstanding the foregoing discussion, because the period between the last step-up date and the final maturity date does not exceed one year, on September 23, 2034, solely for the purpose of determining original issue discount, the notes should be treated as “short-term debt instruments” for the final period. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the Original Issue Date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Non-U.S. Holders should note that final Treasury regulations were released on legislation that imposes a withholding tax of 30% on payments to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences-Tax Consequences to Non-U.S. Holders” in the accompanying product supplement. Pursuant to the final regulations, such withholding tax will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to this withholding tax. The withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.
Callable Step-Up Fixed Rate Notes	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but not including, the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield which the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
•	STEP-UP NOTES PRESENT DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED RATE NOTES — The rate of interest paid by us on the notes will increase upward from the initial stated rate of interest of the notes. The notes are callable by us, in whole but not in part, prior to maturity and, therefore, contain the call risk described above. If we do not call the notes, the interest rate will step up as described on the cover of this pricing supplement. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. When determining whether to invest in a stepped-up rate note, you should not focus on the highest stated Interest Rate, which usually is the final stepped-up rate of interest. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives.
•	THE INTEREST RATE OF THE NOTES DOES NOT STEP UP SIGNIFICANTLY UNTIL LATER IN THE TERM OF THE NOTES — Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up significantly until later in the term of the notes. If interest rates rise faster than the incremental increases in the interest rates of the notes, the notes may have an interest rate that is significantly lower than the interest rates at that time and the secondary market value of the notes may be significantly lower than other instruments with a similar term but higher interest rates. In other words, you should only purchase the notes if you are comfortable receiving the stated interest rates set forth on the cover of this pricing supplement for the entire term of the notes.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should only purchase these notes if you are comfortable with owning a note with a longer tenor.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES, AND MAY DO SO IN THE FUTURE. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should undertake their own independent investigation of the merits of investing in the notes.
Callable Step-Up Fixed Rate Notes	PS-3

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and could result in a substantial loss to you.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on an organized securities exchange. JPMS and its affiliates may offer to purchase the notes upon terms and conditions acceptable to them, but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Callable Step-Up Fixed Rate Notes	PS-4

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how the hypothetical Interest Rates for an Interest Period are calculated if we choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion, assuming that the number of calendar days in the applicable Interest Period is 180. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: If we choose to call the notes early on a Redemption Date and the Redemption Date is September 23, 2022, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at an Interest Rate equal to 4.00% per annum. Therefore, the interest payment per $1,000 principal amount note on the Redemption Date will be calculated as follows:

$1,000 × 4.00% × (180 / 360) = $20.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on such Redemption Date. Therefore, you will receive $1,020.00 for each $1,000 principal amount note ($1,000 of principal plus $20.00 of interest) on such Redemption Date, but you will not receive any further interest or principal payments from us.

Example 2: If we choose not to call the notes early on a Redemption Date and the Interest Payment Date is September 23, 2022, we will pay you any accrued and unpaid interest on the applicable Interest Payment Date at an Interest Rate equal to 4.00% per annum. Therefore, the interest payment per $1,000 principal amount note will be calculated as follows:

$1,000 × 4.00% × (180 / 360) = $20.00

We will pay you an interest payment of $20.00 for each $1,000 principal amount note on such Interest Payment Date. Because the notes have not been called, you will be entitled to receive additional interest payments and a payment of principal at maturity or on the applicable Redemption Date, if any.

Example 3: If we choose not to call the notes prior to the Maturity Date and today is the Maturity Date, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on the Maturity Date at an Interest Rate equal to 7.00% per annum. Therefore, the interest payment per $1,000 principal amount note on the Maturity Date will be calculated as follows:

$1,000 × 7.00% × (180 / 360) = $35.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on the Maturity Date. Therefore, you will receive $1,035.00 for each $1,000 principal amount note ($1,000 of principal plus $35.00 of interest) on the Maturity Date, and you will not receive any further interest or principal payments from us.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 7, 2014, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 7, 2014.

Callable Step-Up Fixed Rate Notes	PS-5